UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED INITIAL BUSINESS COMBINATION (THE “BUSINESS COMBINATION”), ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE A BUSINESS COMBINATION; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING A BUSINESS COMBINATION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING A BUSINESS COMBINATION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE EXTENSION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING THE BUSINESS COMBINATION, AS DESCRIBED IN THE PROXY STATEMENT FILED HEREWITH WITH RESPECT TO THE  BUSINESS COMBINATION.

SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT FILED HEREWITH WITH RESPECT TO THE BUSINESS COMBINATION, WHEN AVAILABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF A BUSINESS COMBINATION. STOCKHOLDERS ARE ALSO ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, AND THE COMPANY’S OTHER FILINGS WITH THE SEC, AT THE SEC’S WEBSITE (www.sec.gov), BY MAILING A REQUEST TO BBV VIETNAM S.E.A. ACQUISITION CORPORATION, 61 HUE LANE, HAI BA TRUNG DISTRICT, HANOI, VIETNAM, ATTENTION: SECRETARY, BY CONTACTING ADVANTAGE PROXY, 24925 13TH PLACE SOUTH, DES MOINES, WASHINGTON 98198, TOLL FREE (877) 870-8565, OR AT THE COMPANY’S WEBSITE (www.bantrybay.net).

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR ANY SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE A BUSINESS COMBINATION. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF A BUSINESS COMBINATION. ACCORDINGLY, STOCKHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE BUSINESS COMBINATION. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKES WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Explanatory Note

In a Report on Form 6-K dated March 5, 2009 (the “Initial Form 6-K”), BBV Vietnam S.E.A. Acquisition Corp. (“BBV” or the “Company”) announced that a Merger Agreement and Plan of Reorganization (the “Agreement”) was entered into by and among BBV, BBV Sub, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of BBV (“BBV Sub”), Migami, Inc., a Nevada corporation (“Migami”) and Pharmanite, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Migami (“Migami Sub”).  Concurrently with the closing of the transactions contemplated in the Agreement, Migami will contribute all of its assets and liabilities into Migami Sub, whereupon Migami Sub will merge (the “Merger”) with and into BBV Sub, with Migami Sub as the surviving company (the “Surviving Company”).  As a result of the Merger, the Surviving Company will become a wholly owned subsidiary of BBV and Migami will be issued 9,706,250 shares of BBV common stock (the “Merger Consideration”).  We refer to the Merger and related transactions as the “Acquisition.”

BBV is filing this Report on Form 6-K to provide its stockholders with additional information about the target business and the Acquisition by including as an exhibit a final proxy statement (the ‘Proxy Statement”) relating to the special meeting of the stockholders (the “Special Meeting of Stockholders”) of BBV to be held on April 14, 2010.  At that meeting, BBV’s stockholders will be asked to, among other things, vote on the Acquisition.

Additional Information

           BBV and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the Special Meeting of Stockholders to be held to approve the Acquisition. Information regarding the Company's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission. No person other than the Company has been authorized to give any information or to make any representations on behalf of the Company in connection with the Acquisition, and if given or made, such other information or representations must not be relied upon as having been made or authorized by the Company.

           BBV is a foreign private issuer. As such, the Proxy Statement and other proxy materials with respect to the Acquisition were not subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”).

           Stockholders are urged to carefully read the Proxy Statement filed herewith and any other relevant documents filed with the SEC when they become available, because they contain important information about BBV and the Acquisition. Copies of the Proxy Statement and other documents filed by BBV will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to BBV Vietnam S.E.A. Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565, by mailing a request to BBV Vietnam S.E.A. Acquisition Corporation, 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam, attention: Secretary or at the company’s website (www.bantrybay.net).

Financial Statement and Exhibits.

Exhibit	Description

99.1	Notice of Special Meeting of Stockholders and Proxy Statement, dated March 29, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric M. Zachs
Eric M. Zachs
President

Date: March 30, 2010